UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:  ☑    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1	Notice of Reconvened 12th Annual General Meeting of Pacific Internet Limited dated August 13, 2007

2	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

PACIFIC INTERNET LIMITED

(Company No. 199502086C)

(Incorporated in the Republic of Singapore)

NOTICE OF RECONVENED 12TH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the reconvened 12th Annual General Meeting (“12th AGM”) of PACIFIC INTERNET LIMITED will be held at:

Venue                    :        Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261

Date/ Time            :        Wednesday, September 12, 2007 at 12 noon (Singapore time)

to transact the following business:

As Ordinary Business

1.	To receive and adopt the summary of changes to the financial statements for the financial years ended December 31, 2000 until December 31, 2004.	[Resolution 1]

2.	To receive and adopt the Restated Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2005.	[Resolution 2]

3.	To receive and adopt the Restated Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2006.	[Resolution 3]

4.	To re-appoint Messrs Ernst & Young as Auditors of the Company and to authorize the Directors to fix their remuneration.	[Resolution 4]

As Special Business

5.	To approve the payment of Directors’ Fees of S$556,750 for the financial year ended December 31, 2006. (2005: S$337,350)	[Resolution 5]

6.	To approve the payment of Directors’ Fees of S$248,550 for the period from January 1, 2007 to June 30, 2007.	[Resolution 6]

7.	To authorize the Directors to allot and issue shares pursuant to Section 161 of the Companies Act, Cap. 50, Singapore.	[Resolution 7]

“THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to allot and issue ordinary shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose (including but not limited to the issue of ordinary shares by way of a rights issue or otherwise), and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier.”

8.	To transact any other business which may properly be transacted at an Annual General Meeting.

By Order of the Board

DEBORAH SHING MEI FOO

Company Secretary

August 13, 2007, Singapore

IMPORTANT: Notes on Items 1, 2 and 3 of the Agenda above

1.

Further to the Company’s announcement dated June 6, 2007 concerning the recent review by the Company together with Ernst & Young, its independent auditors, of its financial statements for the years 2000 – 2006 and the determination by the Company to revise and restate its financial statements for those years, the Company on June 8, 2007 announced the cancellation of its Twelfth Annual General Meeting (“12th AGM”) pending the completion of the restatement of the financial statements. The 12th AGM is now being reconvened. Included with this Notice of Reconvened 12th AGM are the following documents relating to the restatement: a summary of changes to the financial statements for the financial years ended December 31, 2000 to December 31, 2004 as well as the restated Audited Consolidated Accounts of the Company (and accompanying documents) for the financial years ended December 31, 2005 and December 31, 2006.

2.	The Restated Audited Consolidated Accounts of the Company (and accompanying documents) for the financial years ended December 31, 2005 and December 31, 2006 contain changes to the audited accounts prepared in conformity with U.S. generally accepted accounting principles. There is no impact on the audited accounts prepared in conformity with Singapore Financial Reporting Standards except for the financial year ended December 31, 2006 where attention is drawn to Note 33 (restatement of comparatives) to the restated financial statements for the financial year ended December 31, 2006 (on page F-100) and the Report of the Independent Auditors in the same restated financial statements (on page F-63).

Additional Notes:

1.

The Board of Directors has fixed the close of business on August 8, 2007 (New York time) as the record date for determining those members who will receive notice of and be entitled to attend and vote at the 12th AGM.

2.	A Shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

3.	Where a Shareholder appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form.

4.	A proxy need not be a member of the Company.

5.

If a proxy is appointed, the proxy form must be deposited at either the registered office of the Company at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261, or The Bank of New York at P.O. Box 11498, New York, N.Y. 10203-0498, not less than 48 hours before the time set for the 12th AGM, that is no later than 12 noon on Monday, September 10, 2007 (Singapore time) or 12 midnight on Monday, September 10, 2007 (New York time).

IMPORTANT – PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS FORM.

Notes:

1.	The Board of Directors has fixed the close of business on August 8, 2007 (New York time) as the record date for determining those members who will receive notice of and be entitled to attend and vote at the Reconvened 12th Annual General Meeting (the “Meeting”).

2.	A Shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

3.	Where a Shareholder appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form.

4.	A proxy need not be a member of the Company.

5.	The proxy form appointing a proxy or proxies must be deposited at the registered office of the Company at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261, or The Bank of New York at P.O. Box 11498, New York, N.Y. 10203-0498, not less than 48 hours before the time set for holding the Meeting, that is no later than 12 noon on Monday, September 10, 2007 (Singapore time) or 12 midnight on Monday, September 10, 2007 (New York time).

6.	The proxy form must be under the hand of the appointor or of his attorney duly authorised in writing. Where the proxy form is executed by a corporation, it must be executed either under its common seal or under the hand of its attorney or a duly authorised officer.

7.	Where a proxy form is signed on behalf of the appointor by an attorney, the letter of power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the proxy form; failing which the proxy form may be treated as invalid.

8.	The Company shall be entitled to reject a proxy form which is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instruction of the appointor specified on the proxy form.

9.	If the proxy form is lodged signed in blank, it will be accepted as being in favour of the Chairman of the Meeting or such other person as he may designate.

PROXY FORM

PACIFIC INTERNET LIMITED

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

*I/We	(Name in BLOCK LETTERS)

of	(Address)

being a *member/members of Pacific Internet Limited (the “Company”), hereby appoint:

	Name	Address	NRIC/Passport Number	Proportion of my/our Shareholdings (%)
(a)
*and /or (delete as appropriate)
(b)

or failing him/them, the Chairman of the Meeting, or such other person as he may designate, as *my/our proxy/proxies to vote for *me/us on* my/our behalf and, if necessary, to demand a poll at the Reconvened 12th Annual General Meeting of the Company to be held at Insight Room. #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261 on Wednesday, September 12, 2007 at 12 noon (Singapore time), and at any adjournment thereof.

Should you desire to direct your proxy how to vote, please insert “X” in the appropriate box against each item hereunder, otherwise your proxy will vote as he thinks fit or abstain from voting.

To change your address, please mark this box     ☐

(Continued and to be dated and signed on the reverse side.)

☐
Ú DETACH PROXY CARD HERE Ú

(Please sign, date and return this proxy in the enclosed postage prepaid envelop.)	☒ Votes must be indicated (x) In Black or Blue Ink

ORDINARY BUSINESS		FOR	AGAINST	ABSTAIN	SPECIAL BUSINESS		FOR	AGAINST	ABSTAIN

1.	To receive and adopt the summary of changes to the financial statements for the financial years ended December 31, 2000 until December 31, 2004.	☐	☐	☐	5.	To approve the Directors’ Fees for the financial year ended December 31, 2006.	☐	☐	☐

2.	To receive and adopt the Restated Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2005.	☐	☐	☐	6.	To approve the Directors’ Fees for the period from January 1, 2007 to June 30, 2007.	☐	☐	☐

3.	To receive and adopt the Restated Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2006.	☐	☐	☐	7.	To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act. Chapter 50, Singapore.	☐	☐	☐

4.	To re-appoint Messrs Ernst & Young as Auditors of the Company and to authorize the Directors to fix their remuneration.	☐	☐	☐		Signed this day of 2007.

SCAN LINE

Please sign exactly as the name appears hereon. If stock is held in names of joint owners, both should sign.

Date	Share Owner sign here	Co Owner sign here